Exhibit 99.2

J B S E N DS 3Q24 WITH EB IT D A O F R $11.9 B ILLI O N F R EE C ASH F LO W O F R $5 . 5 B ILLI O N AN D N E T IN C O ME O F R $ 3 .8 B ILLI O N São Paulo, November 13, 2024 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 3Q24 results. The comments made herein are in Brazilian Reais, in accordance with international accounting standards (IFRS), unless otherwise specified. E AR N IN G S Release 3Q24 JB S ( JB SS3) P ri c e o n 11 . 13 . 2024 R$35.64 Ma rk e t C a p . o n 11 . 13 . 2024 R $ 7 9 . 1 B i ll i o n T o t a l S ha re s : 2,218,116,370 G u i l h e r me Cav a l can t i Chr i s t i a ne A ss i s P e d r o B u e no F e l i pe B r i ndo V i t o r F i g u e i r a Ama nda H a r u mi r i_ i r@ j b s. c o m . b r * E x c h a n g e r a t e of R $5.81 p er US $1.00 on 11/13/ 2024 IR C on t a c t 3Q 2 4 HI G HLIG H TS ( BRL) N et Sa l e s : R $110 . 5 bi ( + 20 . 9 % y / y ) Adj u ste d EBIT D A : R $11 . 9 bi ( + 120 . 7 % y / y ) Adjusted EBITDA Margin: 10.8% (+4.9 p.p. y/y) F ree C a s h F l ow : R $5 . 5 bi ( + 88 % y / y ) N et pr o fi t : R $3 . 8 bi ( + 571 % y / y ) O PERATI O N A L AN D F INA N C IAL H IGH LIG H TS I F R S PPC Ne t Sal e s : R $25 . 4 b i ( + 20 % y / y ) Adjust e d EB I T D A : R $4 . 3 b i ( + 96 % y / y ) EB I T D A Ma r g i n : 1 6 . 9% ( + 6 . 6 p . p . y / y ) SEARA Ne t Sal e s : R $12 . 2 b i ( + 19 % y / y ) Adjust e d EB I T D A : R $2 . 6 b i ( + 352 % y / y ) EB I T D A Ma r g i n : 2 1% ( + 15 . 5 p . p . y / y ) JBS B RA S IL Net S al es : R $18 . 1 b i ( + 25 % y / y) Adjust e d EB I T D A : R $2 . 1 b i ( + 332 % y / y ) EB I T D A Ma r g i n : 1 1 . 6% ( + 8 . 2 p . p . y / y ) JBS B E E F NO R T H A M ER I C A Ne t Sal e s : R $35 b i ( + 21 % y / y ) Adjusted EBITDA: R$650.7 mi (+29% y/y) EB I T D A Ma r g i n : 1 . 9% ( + 0 . 1 p . p . a/a) JBS AUSTRA L IA Ne t Sal e s : R $9 . 9 b i ( + 29 % y / y ) Adjusted EBITDA: R$966.8 mi (+46% y/y) EB I T D A Ma r g i n : 9 . 8% ( + 1 . 1 p . p . y / y ) JBS US A P O RK Net S al es : R $11 . 3 bi ( + 15 % y / y) Adjust e d EB I T D A : R $1 . 4 b i ( + 34 % y / y ) EB I T D A Ma r g i n : 12 . 1% ( + 1 . 8 p . p . y / y ) • JBS updated guidance for 2024 , with an estimated Net Revenue of R $ 412 billion (US $ 77 billion) and Adjusted EBITDA between R $ 37 billion (US $ 6 . 9 billion) and R $ 38 . 1 billion (US $ 7 . 1 billion) . • The Company paid dividends on October 7 in the amount of R $ 4 . 4 billion (US $ 812 million), equivalent to R $ 2 per share (US $ 0 . 37 ) . The Company also announced that it will pay the amount of R $ 2 . 2 billion, R $ 1 per share (US $ 0 . 17 *), on January 15 , 2025 . Additionally, it reopened its share buyback program for up to 113 million shares . • JBS reached 2 . 15 x leverage in dollars at the end of the 3 Q, a very comfortable level for this ratio . During the quarter, JBS issued R $ 1 . 5 billion in CRAs (Agribusiness Receivables Certificates) through its subsidiary Seara and redeemed R $ 3 . 9 billion in CRAs issued by JBS . During the quarter, it reduced its net debt by US $ 1 billion quarter - on - quarter and more than US $ 2 . 3 billion compared to the same period last year . C O NS O LID ATED

MES S AGE FROM T H E C EO G i l b e r to Tom a zon i , G l ob a l C EO J B S 2 The third quarter results for 2024 reaffirm our positive outlook for the year, highlighting once again the strength of JBS’ global, multi - protein platform, the quality of our team, and our focus on operational excellence . Net Revenue was a record US $ 19 . 9 billion . During this period, EBITDA reached US $ 2 . 2 billion, with a consolidated margin of 10 . 8% – marking a nearly five percentage point increase compared to the same quarter in 2023 . The results presented this quarter allow us to announce that the Company will distribute dividends on January 15 , 2025 , of approximately US $ 0 . 17 per share, totaling around US $ 382 million . Last October, approximately US $ 815 million in dividends were distributed . Over the past six years, the Company has delivered an average total return to shareholders of approximately 20 % per year in U . S . dollars, demonstrating our commitment to growth and value distribution . Our poultry and pork operations in Brazil and the United States performed above expectations, especially Seara, which closed the quarter with a record - breaking 21 % margin . Strong global demand, favorable grain costs, and our agility in managing product and market mix, alongside our focus on high - value products and innovation, complement the results of already implemented operational improvements in efficiency, productivity, and commercial enhancements . Pilgrim’s reported a solid 16 . 9 % margin, driven by robust demand primarily in Europe, the U . S . and Mexico . Operational improvements and portfolio diversification into value - added products and brands also contributed to these results, along with partnerships with key customers aimed at delivering value to consumers . The business performance also reflects a focus on quality, service, and innovation . Our US Pork business posted a 12 . 1 % margin, driven by higher sales both in the U . S . and internationally, along with impressive growth in value - added products and strong gains across agricultural performance metrics . JBS’ multi - geography, multi - protein platform is unmatched in its resilience amid market challenges . While the U . S . operations are still feeling the effects of the cattle cycle, JBS Brazil posted one of its best performances, with an 11 . 6 % margin driven by the beef segment . Beyond the high export volume, Friboi results reflect the pursuit of operational excellence, the increase in domestic demand, the opening of new markets, and the improvement of the product mix, with a focus on value - added products, branding, and customer service . Australia continues to capture the benefits of the cattle cycle, with a 9 . 8 % margin in the third quarter despite rising livestock prices . The outlook for this business remains favorable in the coming quarters . We’re focused on growth fueled by diversification, innovation, value - added products, and strong branding . Recently, we announced an investment to expand Huon Aquaculture’s salmon production in Australia . And in Jeddah, Saudi Arabia, we’re finishing a new Seara facility that will quadruple local value - added chicken products capacity in the region . Our Q 3 performance underscores the strength of our financial management, as leverage dropped to 2 . 15 x in USD, net debt was reduced by US $ 1 billion, decreasing to US $ 13 . 7 billion, and Net Profit came in at US $ 693 million . With our global footprint, the expertise of our team, ongoing innovation, and a commitment to operational excellence, JBS is primed to continue delivering value to our customers, consumers, and stakeholders alike .

CONSOLIDATED HIGHLIGHTS 3Q24



110,498
91,409
3Q23
3Q24

NET REVENUE

R$110.5Bn

ADJUSTED EBITDA

R$11.9Bn



10.8%
5.9%
11,940
5,409
3Q23
3Q24

NET RESULTS

R$3.8Bn

Earnings per share were R$1.73



1.73
0.26
3,843
573
3Q23
3Q24

FREE CASH FLOW

R$5.5Bn



5,514
2,939
3Q23
3Q24

Note: graphs in millions.

3

CONSOLIDATED HIGHLIGHTS 3Q24

	3Q24		2Q24		Δ%	3Q23		Δ%	LTM 3Q24	
R$ Million	R$	% NR	R$	% NR	3Q24 vs 2Q24	R$	% NR	3Q24 vs 3Q23	R$	% NR
Net Revenue	**110,497.9**	***100.0%***	**100,606.3**	***100.0%***	**9.8%**	**91,409.5**	***100.0%***	**20.9%**	**396,592.0**	***100.0%***
Cost of Goods Sold	(92,309.5)	*-83.5%*	(85,094.1)	*-84.6%*	8.5%	(80,356.9)	*-87.9%*	14.9%	(340,116.1)	*-85.8%*
Gross Profit	**18,188.3**	***16.5%***	**15,512.2**	***15.4%***	**17.3%**	**11,052.6**	***12.1%***	**64.6%**	**56,475.9**	***14.2%***
Selling Expenses	(6,751.9)	*-6.1%*	(5,823.0)	*-5.8%*	16.0%	(5,509.9)	*-6.0%*	22.5%	(24,025.7)	*-6.1%*
General and Adm. Expenses	(2,703.9)	*-2.4%*	(3,631.2)	*-3.6%*	-25.5%	(2,906.9)	*-3.2%*	-7.0%	(12,394.9)	*-3.1%*
Net Financial Income (expense)	(2,002.4)	*-1.8%*	(3,128.2)	*-3.1%*	-36.0%	(1,839.1)	*-2.0%*	8.9%	(8,544.8)	*-2.2%*
Equity in earnings of subsidiaries	21.6	*0.0%*	12.5	*0.0%*	72.3%	19.7	*0.0%*	9.9%	0.3	*0.0%*
Other Income (expense)	(113.3)	*-0.1%*	(141.0)	*-0.1%*	-	(25.2)	*0.0%*	349.4%	(162.1)	*0.0%*
Profit (loss) before taxes	**6,638.5**	***6.0%***	**2,801.4**	***2.8%***	**137.0%**	**791.0**	***0.9%***	**739.2%**	**11,348.7**	***2.9%***
Income and social contribution taxes	(2,442.8)	*-2.2%*	(778.3)	*-0.8%*	-	(100.4)	*-0.1%*	-	(3,114.9)	*-0.8%*
Minority interest	(353.1)	*-0.3%*	(307.8)	*-0.3%*	14.7%	(118.0)	*-0.1%*	199.4%	(947.4)	*-0.2%*
Net Income (Loss)	**3,842.5**	***3.5%***	**1,715.2**	***1.7%***	**124.0%**	**572.7**	***0.6%***	**571.0%**	**7,286.4**	***1.8%***
Adjusted EBITDA	**11,939.9**	***10.8%***	**9,882.1**	***9.8%***	**20.8%**	**5,409.4**	***5.9%***	**120.7%**	**33,355.3**	***8.4%***
Earnings per Share	**1.73**		**0.77**		**124.0%**	**0.26**		**571.0%**	**3.28**	

NET REVENUE

In 3Q24, JBS recorded a consolidated net revenue of R$110.5 billion, which represents an increase of 21% compared to 3Q23.

During the period, around 74% of JBS' global sales were in the domestic markets in which the Company operates and 26% through exports.

In the last 12 months, net revenue reached R$396.6 billion (US$76.7 billion).

ADJUSTED EBITDA

In 3Q24, JBS's adjusted EBITDA reached R$11.9 billion, a growth of 121% y/y, while the EBITDA margin reached 10.8%, an increase of 490 basis points compared to the previous year. With the exception of JBS Beef North America, which is facing a challenging cattle cycle, all business units showed improvement compared to the same period last year, highlights goes to Seara, Pilgrim's and JBS Brasil. This result reinforces the strength of the diversified global platform.

In the last 12 months, adjusted EBITDA reached R$33.4 billion (U$6.4 billion), with an adjusted EBITDA margin of 8.4%.

R$ Million	3Q24	2Q24	Δ%	3Q23	Δ%	LTM 3Q24
Net income for the period (including non-controlling interest)	**4,195.7**	**2,023.0**	**107.4%**	**690.6**	**507.5%**	**8,233.8**
Financial income (expense), net	2,002.4	3,128.2	-36.0%	1,839.1	8.9%	8,544.8
Current and deferred income taxes	2,442.8	778.3	-	100.4	-	3,114.9
Depreciation and amortization	3,010.3	2,849.9	5.6%	2,615.6	15.1%	11,416.6
Equity in subsidiaries	(21.6)	(12.5)	72.3%	(19.7)	9.9%	(0.3)
(=) EBITDA	**11,629.6**	**8,767.0**	**32.7%**	**5,226.1**	**-**	**31,309.8**
Other income / expenses	43.0	42.7	0.5%	113.8	-62.3%	157.2
Reestructuring	171.0	194.1	-11.9%	4.6	-	481.1
Asset Impairment	0.0	0.0	-	(4.4)	-	26.9
Antitrust Agreements	3.9	394.3	-99.0%	51.2	-92.4%	720.1
Donations and social projects	19.9	25.0	-20.2%	18.0	10.3%	128.5
Rio Grande do Sul Insurance Claims	72.6	32.5	123.7%	0.0	-	105.1
Tax payments and installments	0.0	426.6	-	0.0	-	426.6
(=) Adjusted EBITDA	**11,939.9**	**9,882.1**	**20.8%**	**5,409.4**	**120.7%**	**33,355.3**

JBS
4

N E T F INA N C I A L RESULT In 3Q24, net debt financial expense was R$1.1 billion, corresponding to US$191 million. CONSOLI D A T E D R E S U LTS 3Q24 N E T R E S U L T In 3Q24, JBS recorded a net profit of R$3.8 billion. Excluding the non - recurring items described in the previous page, adjusted net income would be R$4 billion. C A SH F L OW FROM OPERATING A C TIV IT I E S A N D F R E E C A SH F L OW In 3 Q 24 , operating cash generation was R $ 10 . 3 billion, versus operating cash generation of R $ 6 . 3 billion in 3 Q 23 . This evolution is explained by the improvement in operating performance in virtually all business units . Free cash flow, after adding property, plant and equipment, interest paid and received, and leasing, was positive at R $ 5 . 5 billion, an improvement of 88 % compared to the same period of the previous year . N E T C A SH P R OV I D ED (U S E D ) B Y INV E ST I N G ACTIVITIES In 3 Q 24 , the total value of cash flow from JBS's investment activities was R $ 1 . 7 billion, with the main investment being the purchase of property, plant and equipment (CAPEX) . ∆ % 3Q23 ∆ % 2Q24 3Q24 R $ M illi o n 223.8 - - Exchange rate variation (381.1) 393.9 L T M F a i r v a l ue a d j u s t m e n ts o n d e r i v at i v e s 303 . 9 ( 1 , 734 . 5 ) - ( 2 , 253 . 5 ) - I n te re s t e x p e n s e ¹ ( 2 , 214 . 9 ) I n te re s t i n co m e ¹ 54 7 . 2 T a x e s , con tri b ut i o n , f e e s a n d o t h e rs F i na n c e i nc o m e ( e x p e n s e ) Interest expenses fro m loa I n te re s t i n co m e N e t d ¹Includes interest expense on loans and financing included under passive interest, and interest on financial investments included under active interest. 5

N E T D E B T BRIDGE Net Debt for the 3 Q 24 ended at US $ 13 . 7 billion, a reduction of US $ 1 billion compared to 2 Q 24 , driven by the quarter's strong cash generation . Cash generation was partially impacted by : (i) Capex in the amount of US $ 321 million ; (ii) payment of interest in the amount of US $ 295 million ; (iii) US $ 154 million of biological assets ; and (iv) US $ 103 million from commercial leasing and (v) US $ 101 million in tax payments . JBS ended the quarter with R $ 28 . 5 billion in cash and US $ 3 . 4 billion available in revolving credit lines, without collateral, of which US $ 2 . 9 billion at JBS USA and US $ 450 million at JBS Brasil, equivalent to R $ 18 . 3 billion at the closing exchange rate for the period . Thus, the Company's total availability is R $ 46 . 9 billion . INDEBTEDNESS At the end of 3 Q 24 , net debt was US $ 13 . 7 billion (R $ 75 billion), a reduction of approximately US $ 2 . 3 billion when compared to the end of 3 Q 23 . Leverage in dollars at the end o f t h e q u a r t er w a s 2 . 15 x . 6 (US$ million ) CONSOLI D A T E D R E S U LTS 3Q24 *Considering acquisitions, Cash Margin, non - cash items and Others. 154 265 321 103 101 68 57 25 13 , 721 14 , 756 (40) Ne t d e b t Other* Non E x c h a ng e R at e Taxes Lease CAPEX I nt e r es t P a i d Biological Working Adjusted Ne t d e b t 3Q24 recurring Variaton Payments a n d R ece i v e d Assets Capital EBITDA 2Q24 2.15x 2.77x (2,153)

CONSOLIDATED HIGHLIGHTS 3Q24

PROFORMA INDEBTEDNESS

Proforma Debt Amortization Schedule (US$ Million)[1]

Average Term Proforma
10.3 yrs

Average Proforma Cost
5.72% p.a.


8,602
450
2,914
5,238
261
812
8,051
450
2,914
4,686
1,858
8
22
1,003
989
707
19
1,379
1,413
2,910
2,600
2,301
177
745
80
2,413
884
Cash and Equivalents
CRA Seara Net Cash
Dividends
Cash Pro-forma
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035 to 2051
2052
2053
Cash and equivalents
Revolving credit facilities USD 2.9bn in the US
Revolving credit facilities USD 450 mn in Brazil
CRA SEARA Oct/2024 Due: 2029/2034/2040 2041/2042/2043/2044
Payment of Dividends Oct/2024

CURRENCY & COST BREAKDOWN


USD²
89.0%
5.13% p.a.
BRL
11.0%
10.45% p.a.

SOURCE BREAKDOWN


Bonds
84%
Banks
9%
CRA
7%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

JBS
7

BUSINESS UNITS 3Q24

BUSINESS UNITS – IFRS R$

Million		3Q24	2Q24	Δ%	3Q23	Δ%	LTM 3Q24
Net Revenue							
Seara	R$	12,166.4	11,594.8	4.9%	10,207.8	19.2%	44,531.3
JBS Brazil	R$	18,058.0	15,546.8	16.2%	14,441.1	25.0%	62,744.0
JBS Beef North America	R$	35,006.2	31,262.7	12.0%	29,054.2	20.5%	124,984.7
JBS Australia	R$	9,896.3	8,616.9	14.8%	7,687.9	28.7%	34,247.0
JBS USA Pork	R$	11,326.4	11,278.7	0.4%	9,890.5	14.5%	42,480.5
Pilgrim's Pride	R$	25,403.9	23,767.6	6.9%	21,261.4	19.5%	93,169.6
Others	R$	843.6	501.2	68.3%	686.7	22.8%	3,403.9
Eliminations	R$	-2,202.8	-1,962.3	12.3%	-1,820.1	21.0%	-8,968.9
Total	**R$**	**110,497.9**	**100,606.3**	**9.8%**	**91,409.5**	**20.9%**	**396,592.0**
Adjusted EBITDA							
Seara	R$	2,557.8	2,019.5	26.7%	566.4	351.6%	6,439.6
JBS Brazil	R$	2,094.4	1,180.7	77.4%	484.4	332.4%	4,792.4
JBS Beef North America	R$	650.7	151.3	330.2%	502.7	29.4%	264.9
JBS Australia	R$	966.8	1,177.8	-17.9%	664.6	45.5%	3,642.5
JBS USA Pork	R$	1,368.0	1,253.4	9.1%	1,020.9	34.0%	5,139.9
Pilgrim's Pride	R$	4,302.6	4,083.6	5.4%	2,195.0	96.0%	13,056.6
Others	R$	-0.5	19.2	-	-21.7	-97.8%	29.9
Eliminations	R$	0.0	-3.4	-	-3.0	-	-10.6
Total	**R$**	**11,939.9**	**9,882.1**	**20.8%**	**5,409.4**	**120.7%**	**33,355.3**
Adjusted EBITDA Margin							
Seara	%	21.0%	17.4%	3.6 p.p.	5.5%	15.5 p.p.	14.5%
JBS Brazil	%	11.6%	7.6%	4.0 p.p.	3.4%	8.2 p.p.	7.6%
JBS Beef North America	%	1.9%	0.5%	1.4 p.p.	1.7%	0.1 p.p.	0.2%
JBS Australia	%	9.8%	13.7%	-3.9 p.p.	8.6%	1.1 p.p.	10.6%
JBS USA Pork	%	12.1%	11.1%	1.0 p.p.	10.3%	1.8 p.p.	12.1%
Pilgrim's Pride	%	16.9%	17.2%	-0.2 p.p.	10.3%	6.6 p.p.	14.0%
Others	%	-0.1%	3.8%	-3.9 p.p.	-3.2%	3.1 p.p.	0.9%
Total	**%**	**10.8%**	**9.8%**	**1.0 p.p.**	**5.9%**	**4.9 p.p.**	**8.4%**

BUSINESS UNITS– USGAAP US$

Million		3Q24	2Q24	Δ%	3Q23	Δ%	LTM 3Q24
Net Revenue							
JBS Beef North America	US$	6,312.6	5,992.4	5.3%	5,953.2	6.0%	24,159.0
JBS Australia	US$	1,784.6	1,651.7	8.0%	1,575.2	13.3%	6,612.8
JBS USA Pork	US$	2,042.5	2,161.9	-5.5%	2,026.6	0.8%	8,216.9
Pilgrim's Pride	US$	4,585.0	4,559.3	0.6%	4,360.2	5.2%	18,034.5
Adjusted EBITDA							
JBS Beef North America	US$	36.7	16.1	128.0%	93.2	-60.6%	-77.0
JBS Australia	US$	144.3	201.7	-28.5%	103.6	39.3%	650.3
JBS USA Pork	US$	210.3	272.7	-22.9%	190.3	10.5%	826.9
Pilgrim's Pride	US$	660.4	655.9	0.7%	324.0	103.8%	1,997.7
Adjusted EBITDA Margin							
JBS Beef North America	%	0.6%	0.3%	0.3 p.p.	1.6%	-1.0 p.p.	-0.3%
JBS Australia	%	8.1%	12.2%	-4.1 p.p.	6.6%	1.5 p.p.	9.8%
JBS USA Pork	%	10.3%	12.6%	-2.3 p.p.	9.4%	0.9 p.p.	10.1%
Pilgrim's Pride	%	14.4%	14.4%	0.0 p.p.	7.4%	7.0 p.p.	11.1%

JBS
8

In 3 Q 24 , Seara recorded a net revenue of R $ 12 . 2 billion, a growth of 19 % in the annual comparison . The growth is explained by higher prices in the period . The significant increase of 15 . 5 percentage points in the EBITDA margin in 3 Q 24 in relation to 3 Q 23 results from better commercial and operational execution, strong global demand and expansion of the value - added portfolio . Sales in the domestic market, which accounted for 45 % of the unit's revenue in 3 Q 24 , totaled R $ 5 . 5 billion, 9 % higher than in 3 Q 23 , mainly due to higher prices compared to 3 Q 23 . Despite revenue growth in all categories (poultry, pork and prepared foods), the main highlight was the in natura category . The poultry category grew by 18 % y/y and the pork category grew by 17% , driven by price increases . In relation to prepared foods, net revenue increased by 2% , due to higher volumes sold . Seara continues with its strategy of winning consumer preference through product quality, innovation, execution and brand strengthening, achieving growth in penetration and repurchase rates . Despite the negative impact of Newcastle disease in the quarter, net revenue in dollars in the foreign market reached US $ 1 . 2 billion, representing an increase of 14 % compared to 3 Q 23 , as a result of management's ability to quickly redirect production to other states, which were able to continue exporting . S E A R A BU S INE S S UNITS 3Q24 9

Note : On March 1 , 2020 , through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos . Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment . In 3 Q 24 , JBS Brasil reported net revenue of R $ 18 billion (+ 25 % y/y) . This growth reflects higher sales volumes, mainly in the international market . In the export market, beef net revenue grew 34 % y/y in 3 Q 24 , as a result of the 20 % growth in sales volume in the period . In addition to the strong international demand, geographic diversification was important in the export market, with sales expanding to important regions, such as the Middle East, the United States, the Philippines, among others . In the domestic market, net revenue in the beef category grew 9 % y/y in 3 Q 24 , as a result of both higher sales volume in the period and higher prices . This growth is mainly attributed to strong domestic demand and the favorable livestock cycle, resulting in greater availability of animals for slaughter during the quarter . The Company remains focused on improving execution throughout the value chain, increasing and enhancing the level of service to its commercial and operational partners . Friboi is increasingly advancing in understanding consumer needs, further expanding its branded value - added portfolio and bringing even more convenience to its consumers . The Friboi brand was once again voted Top of Mind, the most remembered and preferred brand by Brazilian consumers, winning the meat category for the fourth time and consolidating its position as the absolute leader in its sector . According to data published by CEPEA - ESALQ, the average price of live cattle during the quarter was approximately R $ 240 /arroba (+ 5 % y/y) . However, strong demand during the period, mainly in the international markets, more than offset this increase . Thus, EBITDA totaled R $ 2 . 1 billion, with an EBITDA margin of 11 . 6 % in 3 Q 24 . J B S B R A S I L BU S INE S S UNITS 3Q24 10

L T M 3 Q 2 4 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ US G AAP ¹ - US$ M illi o n 100.0% 24,159.0 6.0% 100.0% 5,953.2 5.3% 100.0% 5,992.4 100.0% 6,312.6 N e t R e v e nue - 100% (24,088.8) 7.5% - 97% (5,796.3) 4.7% - 99% (5,950.7) - 99% (6,229.5) C o s t of G oo d s So l d 70.2 0% - 47.0% 156.9 3% 99.4% 1% 41.7 1% 83.1 G ro s s P rof i t - 1.1% (254.2) - 0.8% 49.3 - 76.6% - 0.5% (27.4) - 0.1% (6.4) A d j u st e d E B I T - 0.3% (77.0) - 60.6% 1.6% 93.2 128.0% 0.3% 16.1 0.6% 36.7 A d j u st e d E B I T D A J B S B EE F N O RT H A M E R ICA BU S INE S S UNITS In IFRS and reais, net revenue in 3 Q 24 was R $ 35 billion, an increase of 21 % compared to 3 Q 23 , with adjusted EBITDA of R $ 650 . 7 million and an EBITDA margin of 1 . 9% . These results include the impact of the 14 % depreciation of the average exchange rate, which went from R $ 4 . 88 in 3 Q 23 to R $ 5 . 55 in 3 Q 24 . In USGAAP and US $ , net revenue was US $ 6 . 3 billion in 3 Q 24 , an increase of 6 % compared to 3 Q 23 , and adjusted EBITDA was US $ 36 . 7 million, with a margin of 0 . 6% . In the quarter, beef margins in North America continued to be pressured by the livestock cycle, despite strong demand in the period . According to data released by the USDA, fed cattle prices remained at high levels in 3 Q 24 . As a result, since the price of cattle represents approximately 85 % of the cost, profitability was under pressure during the period . Despite the increased pressure on margins due to the cattle cycle, the Company remains focused on operational and commercial execution in order to protect its profitability . Initiatives underway include improving pricing, optimizing the product mix, increasing yield per carcass, and increasing manufacturing efficiency, among others . All of these actions are essential to face this more challenging cycle . ¹The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are 3Q24 N e t R e v e nu e 35 , 006 . 2 100 . 0% 31 , 262 . 7 100 . 0 % Cost of Goods Sold (33,113.9) - 95% ( G ro s s P ro f i t A d j u s t e d E L T M ∆ % 3Q23 ∆ % 2Q24 3Q24 % R$ QoQ % NR R$ % NR R$ I F RS - R$ Mi lli on marked to market. Volume and price calculations do not consider the impact of acquisitions. 11

L T M 3 Q 2 4 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ US G AAP ¹ - US$ M illi o n 100.0% 6,612.8 13.3% 100.0% 1,575.2 8.0% 100.0% 1,651.7 100.0% 1,784.6 N e t R e v e nue - 89% (5,865.5) 11.2% - 92% (1,448.6) 13.1% - 86% (1,424.1) - 90% (1,610.2) C o s t of G oo d s So l d 747.3 11% 37.7% 126.6 8% - 23.4% 14% 227.6 10% 174.4 G ro s s P rof i t 8.5% 561.3 48.9% 5.2% 82.1 - 32.1% 10.9% 180.0 6.8% 122.2 A d j u st e d E B I T 9.8% 650.3 39.3% 6.6% 103.6 - 28.5% 12.2% 201.7 8.1% 144.3 A d j u st e d E B I T D A J B S A U ST R A L IA BU S INE S S UNITS Considering the results in IFRS and reais, net revenue in 3 Q 24 was R $ 9 . 9 billion (+ 29 % y/y) . Adjusted EBITDA was R $ 966 . 8 million in 3 Q 24 , with an EBITDA margin of 9 . 8% . These results include the impact of the 14 % depreciation of the average exchange rate, which went from R $ 4 . 88 in 3 Q 23 to R $ 5 . 55 in 3 Q 24 . In USGAAP and US $ , net revenue was US $ 1 . 8 billion (+ 13 % y/y) in 3 Q 24 , this growth is explained by the 8 % increase in volumes sold and 5 % increase in average prices . Adjusted EBITDA was US $ 144 . 3 million in 3 Q 24 , with an EBITDA margin of 8 . 1% . The strong growth in revenue from the beef business compared to 3 Q 23 reflected increased sales in both the domestic and export markets . The improvement in the EBITDA margin is a consequence of increased operational efficiencies, aimed at reducing costs and increasing revenue . However, despite the ample availability of animals due to the more favorable cycle, profitability was pressured by the increase in cattle prices . According to MLA (Meat & Livestock Australia), cattle prices in Australia grew 25 % year - on - year in 3 Q 24 . In 3 Q 24 , the aquaculture business reported a decrease in net revenue due to lower volumes sold, partially offset by an increase in prices . Net revenue from the pork business grew 7 % compared to the same period last year . Additionally, the improvement in profitability is a result of gains in operational efficiency . Primo, the prepared food unit, recorded an increase in average prices in the quarter, but this was offset by lower volumes sold . In any case, even in the face of continued inflationary pressures, it reported an increase in the US GAAP EBITDA margin compared to the same period last year . ¹The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. 3Q24 Volume and price calculations do not consider the impact of acquisitions. 12 L T M 3 Q 2 4 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ I F RS - R$ Mi lli on 100.0% 34,247.0 28.7% 100.0% 7,687.9 14.8% 100.0% 8,616.9 100.0% 9,896.3 N e t R e v e nue - 83% (28,452.7) 26.9% - 85% (6,561.8) 19.8% - 81% (6,950.7) - 84% (8,326.4) C o s t of G oo d s So l d 17% 5,794.3 39.4% 15% 1,126.1 - 5.8% 19% 1,666.2 16% 1,569.8 G ro s s P rof i t 10.6% 3,642.5 45.5% 8.6% 664.6 - 17.9% 13.7% 1,177.8 9.8% 966.8 A d j u st e d E B I T D A

BUSINESS UNITS 3Q24

JBS USA PORK

IFRS - R$ Million	3Q24 R$	3Q24 % NR	2Q24 R$	2Q24 % NR	Δ% QoQ	3Q23 R$	3Q23 % NR	Δ% YoY	LTM 3Q24 R$	LTM 3Q24 % NR
Net Revenue	**11,326.4**	***100.0%***	**11,278.7**	***100.0%***	**0.4%**	**9,890.5**	***100.0%***	**14.5%**	**42,480.5**	***100.0%***
Cost of Goods Sold	(9,401.1)	-83%	(9,460.1)	-84%	-0.6%	(8,371.4)	-85%	12.3%	(35,085.6)	-83%
Gross Profit	1,925.3	17%	1,818.6	16%	5.9%	1,519.1	15%	26.7%	7,394.9	17%
Adjusted EBITDA	**1,368.0**	***12.1%***	**1,253.4**	***11.1%***	**9.1%**	**1,020.9**	***10.3%***	**34.0%**	**5,139.9**	***12.1%***

USGAAP[1] - US$ Million	3Q24 US$	3Q24 % NR	2Q24 US$	2Q24 % NR	Δ% QoQ	3Q23 US$	3Q23 % NR	Δ% YoY	LTM 3Q24 US$	LTM 3Q24 % NR
Net Revenue	**2,042.5**	***100.0%***	**2,161.9**	***100.0%***	**-5.5%**	**2,026.6**	***100.0%***	**0.8%**	**8,216.9**	***100.0%***
Cost of Goods Sold	(1,825.3)	-89%	(1,887.7)	-87%	-3.3%	(1,841.0)	-91%	-0.9%	(7,367.3)	-90%
Gross Profit	217.2	11%	274.2	13%	-20.8%	185.6	9%	17.1%	849.6	10%
Adjusted EBIT	**163.7**	***8.0%***	**225.9**	***10.4%***	**-27.5%**	**152.1**	***7.5%***	**7.6%**	**635.2**	***7.7%***
Adjusted EBITDA	**210.3**	***10.3%***	**272.7**	***12.6%***	**-22.9%**	**190.3**	***9.4%***	**10.5%**	**826.9**	***10.1%***

In IFRS and Brazilian reais, in 3Q24, net revenue was R$11.3 billion, an increase of 15% compared to 3Q23, and adjusted EBITDA was R$1.4 billion, with a margin of 12.1%. These results include the impact of the 14% depreciation of the average exchange rate, which went from R$4.88 in 3Q23 to R$5.55 in 3Q24.

In USGAAP and US$, net revenue was US$2 billion, an increase of 1% compared to 3Q23. Adjusted EBITDA totaled US$210.3 million in 3Q24, with a margin of 10.3%.

In the domestic market, the increase in revenue is a result of higher sales volume, driven by strong seasonal demand. Pork consumption is also being favored by the average price of beef, which remains at high levels. In the international market, USDA data for the year to date indicates a 9% increase in sales of pork exports, especially to Mexico, South Korea and Colombia.

In addition to the improvement in trade dynamics, the quarter's profitability was positively impacted by lower grain costs, ongoing efforts to expand the value-added portfolio, and consistent commercial, operational and logistical execution.


Swift
ADAPTABLE
MEALS
Principe

[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

JBS
13

P I L GRI M’S P R I D E C O R P O R A TIO N BU S INE S S UNITS ¹The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1 Q 19 and different criteria for accounting for the amortization of parent birds : in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in In IFRS and reais, in 3 Q 24 , net revenue was R $ 25 . 4 billion, a growth of 20 % compared to the same period of the previous year, and adjusted EBITDA of R $ 4 . 3 billion, with an EBITDA margin of 16 . 9% . These results include the impact of the 14 % depreciation of the average exchange rate, which went from R $ 4 . 88 in 3 Q 23 to R $ 5 . 55 in 3 Q 24 . In US GAAP and US $ , PPC's net revenue in 3 Q 24 was US $ 4 . 6 billion, 5 % higher than 3 Q 23 , and adjusted EBITDA was US $ 660 . 4 million with a margin of 14 . 4% . Throughout the quarter, the Company continued to focus on operational excellence, portfolio diversification and cultivating partnerships with key Customers to drive value for the consumer . The focus on quality, service and innovation is reflected in the results . In the United States, profitability benefited from high demand, improvements in production efficiencies and lower input costs . Furthermore, the chicken portfolio grew above the market due to the partnership with key Customers through differentiated and customized offers . The prepared foods category expanded its market presence, with increased distribution in retail and foodservice . In Mexico, despite the seasonality of the period, the Company continues to advance in its strategy to capture market opportunities . To this end, it strengthened its partnerships with key Customers, further diversify its portfolio though brands and implemented projects to expand capacity, increase operational efficiency and mitigate health risks . Adjusted EBITDA in Europe increased approximately 40 % compared to the same period last year . This improvement reflects : (i) continued focus on operational excellence ; (ii) improvement of the product mix with key Customers ; and (i i i ) i nv es t m en t s in i nn o v a t i o n and b ra nded pro duc ts . 3Q24 L T M 3 Q 2 4 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ I F RS - R$ Mi lli on 100.0% 93,169.6 19.5% 100.0% 21,261.4 6.9% 100.0% 23,767.6 100.0% 25,403.9 N e t R e v e nue - 83% (77,498.6) 10.0% - 87% (18,505.2) 7.2% - 80% (18,984.3) - 80% (20,356.6) C o s t of G oo d s So l d 17% 15,671.0 83.1% 13% 2,756.1 5.5% 20% 4,783.3 20% 5,047.2 G ro s s P rof i t 14.0% 13,056.6 96.0% 10.3% 2,195.0 5.4% 17.2% 4,083.6 16.9% 4,302.6 A d j u st e d E B I T D A the Cost of Product Sold and is not adjusted in EBITDA. 14 L T M 3 Q 2 4 ∆ % 3Q23 ∆ % 2Q24 3Q24 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ US G AAP ¹ - US$ M illi o n 100.0% 18,034.5 5.2% 100.0% 4,360.2 0.6% 100.0% 4,559.3 100.0% 4,585.0 N e t R e v e nue - 88% (15,954.0) - 2.8% - 92% (4,014.3) 0.9% - 85% (3,867.7) - 85% (3,901.0) C o s t of G oo d s So l d 12% 2,080.6 97.7% 345.9 8% - 1.1% 15% 691.6 15% 684.0 G ro s s P rof i t 8.7% 1,563.5 150.3% 5.0% 219.7 0.4% 12.0% 548.0 12.0% 549.9 A d j u st e d E B I T 11.1% 1,997.7 103.8% 7.4% 324.0 0.7% 14.4% 655.9 14.4% 660.4 A d j u st e d E B I T D A

566 2 , 019 2,558 5.5% 11.6% 6.4% 1 , 192 670 17 . 4% 21.0% 3Q23 4Q23 1Q24 2Q24 3Q24 104 172 132 202 144 6.6% 9.9% 9.1% 12.2% 8.1% 3Q23 4Q23 1Q24 2Q24 3Q24 14.4 14.9 14. 2 15 . 5 18.1 3Q23 4Q23 1Q24 2Q24 3Q24 Ne t Rev e n ue ( b il l i on s ) E B I T D A ( m il l i on s ) a n d % EBI TD A J B S B r a s il ( I F R S - R $) 10.2 10.5 10.3 11 . 6 12.2 3Q23 4Q23 1Q24 2Q24 3Q24 Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A S e ar a ( I F R S - R $) 324 310 372 656 660 7.4% 6.8% 8.5% E B I T D A ( m i l l i o n s ) a n d % EBI TD A 14.4% 14.4% 3Q23 4Q23 1Q24 2Q24 3Q24 4 . 4 4 . 5 4 . 4 4 . 6 4 .6 3Q23 4Q23 1Q24 2Q24 3Q24 N e t R e v e nue ( b i l l i o n s ) P il g ri m' s P ri d e ( U S G AA P - U S $) Ne t Rev e n ue ( b il l i on s ) JBS U S A P ork ( U S G AA P - U S $) EBI TD A ( m il l i on s ) a n d % EBI TD A 12.6% 9.4% 9.0% 8.1% 273 190 188 156 210 10.3% 3Q23 4Q23 1Q24 2Q24 3Q24 2. 0 2 . 1 1 . 9 2 . 2 2.0 3Q23 4Q23 1Q24 2Q24 3Q24 Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A 1 . 6 1 . 7 1 . 4 1 . 7 1.8 3Q23 4Q23 1Q24 2Q24 3Q24 JBS A u st r a li a ( U S G AA P - U S $) 93 - 2.3% - 141 11 16 1.6% 0.2% 0.3% 0.6% 37 3Q23 4Q23 1Q24 2Q24 3Q24 Ne t Rev e n ue ( b il l i on s ) EBI TD A ( m il l i on s ) a n d % EBI TD A 6 . 0 6 . 3 5 . 6 6 . 0 6.3 3Q23 4Q23 1Q24 2Q24 3Q24 JBS B ee f N ort h A m e ri c a ( U S G AA P - U S $) 874 643 1 , 181 2,094 3 . 4% 484 5.9% 4.5% 7.6% 11.6% 3Q23 4Q23 1Q24 2Q24 3Q24 BU S INE S S UNITS 91 . 4 96. 3 89 . 1 100.6 110.5 3Q23 4Q23 1Q24 2Q24 3Q24 11,940 10.8% EBI TD A ( m il l i on s ) a nd % EBI TD A 9.8% 7.2% 5.9% 5.3% 9,882 5,409 5,104 6,429 3Q23 4Q23 1Q24 2Q24 3Q24 C o n s o lidat ed ( I F R S - R $) Ne t Rev e n ue ( b il l i on s ) 3Q24 15

TABLES AND GRAPHICS

GRAPHIC 1 | **JBS EXPORTS IN 3Q24 AND 3Q23**


3Q24
US$
5.3 Billion
+8.9%
Greater China¹
23.0%
Others
23.6%
USA
16.6%
E.U.
7.3%
South
Korea
7.3%
Japan
9.1%
Africa &
Middle East
13.1%


3Q23
US$
4.8 Billion
Greater
China¹
27.1%
Others
26.1%
USA
12.1%
E.U.
6.9%
South
Korea
7.8%
Japan
8.2%
Africa &
Middle
East
11.9%

Note 1 Considers China and Hong Kong

TABLE 1 | **CAPEX**

R$ Million	3Q24 R$	3Q24 % CAPEX	2Q24 R$	2Q24 % CAPEX	Δ% QoQ	3Q23 R$	3Q23 % CAPEX	Δ% YoY	LTM 3Q24 R$	LTM 3Q24 % CAPEX
Total Capex	**1,779.3**	***100.0%***	**1,802.8**	***100.0%***	**-1.3%**	**1,832.4**	***100.0%***	**-2.9%**	**6,980.3**	***100.0%***
Expansion	707.8	40%	663.8	37%	6.6%	879.3	48%	-19.5%	2,893.3	41%
Maintenance	1,071.5	60%	1,139.1	63%	-5.9%	953.1	52%	12.4%	4,087.0	59%

TABLE 2 | **COGS BREAKDOWN**

3Q24 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	77.2%	87.5%	66.7%	89.8%	75.8%	70.7%	49.4%
Processing (including ingredients and packaging)	12.6%	7.4%	20.9%	4.7%	7.1%	13.8%	32.5%
Labor Cost	10.2%	5.1%	12.4%	5.6%	17.1%	15.6%	18.1%

JBS
16

FINANCIAL STATEMENTS 3Q24

Balance Sheet
In million of Brazilian Reais - R$

	Consolidated	
Current Assets	**09/30/24**	**12/31/23**
Cash and cash equivalents	27,622	22,122
Margin cash	912	641
Trade accounts receivable	18,480	16,416
Inventories	29,811	24,697
Biological assets	8,663	8,289
Recoverable taxes	3,665	4,450
Derivative assets	500	425
Other current assets	1,990	1,565
TOTAL CURRENT ASSETS	**91,643**	**78,605**
Non-Current Assets	**09/30/24**	**12/31/23**
Recoverable taxes	8,371	8,445
Biological assets	2,873	2,573
Related party receivables	591	574
Deferred income taxes	2,420	3,751
Derivative assets	-	397
Other non-current assets	1,773	1,545
	16,028	**17,285**
Investments in equity-accounted investees	242	274
Property, plant and equipment	67,399	62,541
Right of use asset	8,884	8,258
Intangible assets	10,517	9,613
Goodwill	31,862	29,556
TOTAL NON-CURRENT ASSETS	**134,933**	**127,527**
TOTAL ASSETS	**226,576**	**206,132**

JBS
17

FINANCIAL STATEMENTS 3Q24

Balance Sheet
In million of Brazilian Reais - R$

	Consolidated	
Current Liabilities	**09/30/24**	**12/31/23**
Trade accounts payable	25,523	25,451
Supply chain finance	6,080	4,590
Loans and financing	10,121	4,316
Income taxes	909	403
Other taxes payable	732	697
Payroll and social charges	7,962	6,280
Lease liabilities	1,886	1,707
Dividends payable	4,437	2
Provisions for legal proceedings	1,144	956
Derivative liabilities	553	698
Other current liabilities	3,041	2,813
TOTAL CURRENT LIABILITIES	**62,389**	**47,914**
Non-Current Liabilities	**09/30/24**	**12/31/23**
Loans and financing	93,164	92,505
Income and other taxes payable	468	457
Payroll and social charges	2,231	2,375
Lease liabilities	7,766	7,207
Deferred income taxes	6,727	6,585
Provision for legal proceedings	1,478	1,530
Derivative liabilities	211	-
Other non-current liabilities	491	561
TOTAL NON-CURRENT LIABILITIES	**112,537**	**111,220**
Equity	**09/30/24**	**12/31/23**
Share capital - common shares	23,576	23,576
Capital reserve	(730)	(774)
Other reserves	26	31
Profit reserves	15,380	15,380
Accumulated other comprehensive income	5,684	5,138
Retained Profit	2,772	-
Attributable to company shareholders	**46,709**	**43,351**
Attributable to non-controlling interest	**4,942**	**3,647**
TOTAL EQUITY	**51,650**	**46,998**
TOTAL LIABILITIES AND EQUITY	**226,576**	**206,132**

JBS

18

FINANCIAL STATEMENTS 3Q24

INCOME STATEMENT

Statements of income for the three month period ended September 30 In million of Brazilian Reais - R$	Consolidated	
	3Q24	3Q23
NET REVENUE	**110,498**	**91,409**
Cost of sales	(92,310)	(80,357)
GROSS PROFIT	**18,188**	**11,053**
Selling expenses	(6,752)	(5,510)
General and administrative expenses	(2,704)	(2,907)
Other expenses	(235)	(113)
Other income	121	87
NET OPERATING EXPENSES	**(9,569)**	**(8,442)**
OPERATING PROFIT	**8,619**	**2,611**
Finance income	851	602
Finance expense	(2,853)	(2,441)
NET FINANCE EXPENSE	**(2,002)**	**(1,839)**
Share of profit of equity-accounted investees, net of tax	22	20
PROFIT BEFORE TAXES	**6,639**	**791**
Current income taxes	(790)	(479)
Deferred income taxes	(1,653)	378
TOTAL INCOME TAXES	**(2,443)**	**(100)**
NET INCOME	**4,196**	**691**
ATTRIBUTABLE TO:		
Company shareholders	3,843	573
Non-controlling interest	353	118
	4,196	**691**
Basic and diluted earnings (loss) per share - common shares (R$)	**1.73**	**0.26**

JBS
19

FINANCIAL STATEMENTS 3Q24

CASH FLOW STATEMENT

Statements of cash flows for the three months period ended September 30		
In million of Brazilian Reais - R$	**Consolidated**	
Cash flow	**3Q24**	**3Q23**
Net Income (loss)	**4,196**	**691**
Adjustments for:		
Depreciation and amortization	3,010	2,616
Expected Credit Losses	16	17
Share of profit of equity-accounted investees	(22)	(20)
Gain on sales of assets	1	8
Tax expense	2,443	100
Net finance expense	2,002	1,839
Share-based compensation	15	12
Provisions for legal proceedings	53	213
Impairment loss	73	2
Net realizable value inventory adjustments	124	(73)
Fair value adjustment of biological assets	(145)	(47)
DOJ (Department of Justice) and antitrust agreements	4	51
	11,770	**5,408**
Changes in assets and liabilities:		
Trade accounts receivable	(338)	1,085
Inventories	(1,565)	475
Recoverable taxes	(34)	431
Other current and non-current assets	57	(257)
Biological assets	(854)	(552)
Trade accounts payable and supply chain finance	1,586	(75)
Taxes paid in installments	(74)	(37)
Other current and non-current liabilities	592	246
Income taxes paid	(562)	(119)
DOJ and Antitrust agreements payment	(314)	(293)
Changes in operating assets and liabilities	**(1,507)**	**904**
Cash provided by operating activitiess	**10,264**	**6,312**
Interest paid	(2,702)	(1,214)
Interest received	303	165
Net cash flows provided by operating activities	**7,864**	**5,263**
Cash flow from investing activities		
Purchases of property, plant and equipment	(1,779)	(1,832)
Purchases and disposals of intangible assets	(9)	(18)
Proceeds from sale of property, plant and equipment	57	14
Acquisitions, net of cash acquired	(7)	(7)
Dividends received	13	15
Related party transactions	1	1
Others	-	(0)
Cash provided used in investing activities	**(1,725)**	**(1,828)**
Cash flows from financing activities		
Proceeds from loans and financing	7,465	19,301
Payments of loans and financing	(5,007)	(8,813)
Payments of leasing contracts	(571)	(491)
Derivative instruments received (settled)	(176)	(57)
Dividends paid	-	-
Dividends paid to non-controlling interest	2	(1)
Margin cash	(17)	54
Cash provided (used in) by financing activities	**1,696**	**9,993**
Effect of exchange rate changes on cash and cash equivalents	**(727)**	**623**
Net change in cash and cash equivalents	7,108	14,051
Cash and cash equivalents at the beggining of period	20,514	12,739
Cash and cash equivalents at the end of period	**27,622**	**26,790**

JBS
20

D I SC L A I MER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values are beyond our ability to control or predict . 21